May 13, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dale Welcome

Re:	Show Me Ethanol, LLC Form 10-K for the Fiscal Year Ended December 31, 2008 (File No. 000-52614)

Sir:

We are writing this letter on behalf of Show Me Ethanol, LLC (the “Company”) in response to the letter, dated May 4, 2009, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the above-referenced filing.

This letter sets forth each comment of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
We note that you filed an amendment to your 2008 Form 10-K.  In the future, please be aware that amendments to periodic reports should be marked with the letter “A” to designate them as an amendment (e.g., Form 10-K/A) and should be numbered sequentially (e.g., Form 10-K/A1, Form 10-K/A2).

The Staff’s comment is duly acknowledged by the Company.

May 13, 2009

Bryan Cave LLP

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 20

2.
You disclose that you are not in compliance with your debt covenants at December 31, 2008.  As a result, your auditor has expressed substantial doubt about your ability to continue as a going concern.  Given these matters, please tell us and disclose in future filings:

•
If you received or requested a waiver for the covenants you failed to meet at December 31, 2008 from your lender and whether any amendments have been made or requested to your debt agreements to cure this violation;

The Company requested a waiver from its lenders in the Fall of 2008 for the financial covenants that were not met.  The lenders denied the waiver at that time but granted a forbearance from default for the financial covenant violations until February 3, 2009 for the term loan and the revolving loan, as reported in Item 2 of the Company’s annual report and in the Second Amendment to each loan, filed as Exhibits 10.4 and 10.10 to the Company’s annual report for fiscal 2008.  As part of the transaction that closed March 31, 2009 between the Company, Ray-Carroll County Grain Growers, Inc. (“RC”) and the Company’s lenders (this transaction is referred to in this letter as the “Transaction”), as reported on the Current Report on Form 8-K, filed April 6, 2009 the financial covenants have been significantly amended.  Prior to the Transaction, the Company was in violation of the minimum net worth and the minimum equity percentage.  As part of the Transaction, on March 31, 2009 the minimum net worth requirement was lowered to $14.0 million (from $28.0 million) and the minimum equity percentage was lowered to 17% (from 35%).  Also as part of the amendments to the term and revolving loan executed in the Transaction, for the period from April 1, 2009 until the maturity date of the loans, the requirements to maintain a minimum equity to assets percentage and a minimum net worth have been eliminated.

•	The potential consequences of, and your intentions if you are unable to amend your debt agreements;

As discussed in the Liquidity and Capital Resources section of Management’s Discussion & Analysis in our annual report for fiscal 2008, the Company believed that the lenders under the term and revolving loans could have demanded payment of the entire loan balances, thus the entire loan balances were reclassified as a current liability in the financial statements.  Furthermore, due to the lenders’ ability to demand payment and the Company’s negative working capital, at that time, it was possible and disclosed that the Company could have been forced to discontinue operating.  After the amendments to the term loan and the revolving loan made as part of the Transaction, the Company is no longer in violation of the financial covenants and the Company does not believe that the lenders could demand payment or force us to discontinue operating.

•
Whether you expect to be in compliance with your debt covenants at March 31, 2009, including disclosing the actual ratios/amounts versus the minimum/maximum ratios/amounts required as of the interim reporting date; and

May 13, 2009

Bryan Cave LLP

We are in compliance with the amended financial covenants as of March 31, 2009.  The minimum fixed charge coverage ratio is only tested at fiscal year end. As of March 31, 2009 the Company’s:
o	net worth is $17.5 million compared to the required minimum of $14.0 million.
o	minimum working capital (excluding the then current portion of long-term debt) is $6.0 million compared to the required $3.0 million.
o	minimum equity to assets ratio, expressed as a percentage, is 20% compared to the required 17%.

•
A specific and comprehensive discussion of how you intend to finance your operations for the next twelve months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies (FRR-16), Uncertainty About an Entity’s Continued Existence.

As of the date of this letter, due to the amendments to the term and revolving loans referenced above and due to the settlement of the previously outstanding corn forward contract obligations, each a part of the Transaction, the Company does not believe that it has a cash-flow problem or that at this time its auditors would qualify the financial statements of the Company with a going-concern qualification.  At the time the annual report was filed on March 31, 2009 the Company did know whether the equity fundraising would be completed or whether the funds would be returned to investors.  The Company also did not know whether the amendments to the term and revolving loans would be executed, nor whether terms for settlement of the corn forward contracts with RC would be agreed.  The Company did believe that if the equity, amendment and settlement elements of the Transaction were not completed the Company was likely to cease operating.  The Company believes it met the disclosure obligations of Section 607.02 of the SEC’s Codification of Financial Reporting Policies (FRR-16), Uncertainty About an Entity’s Continued Existence in the Company’s annual report for fiscal 2008 in the Liquidity and Capital Resources section of Item 6 and in footnote #17 to the audited financial statements.  Specifically the Company reported that:
o	“[T]he bank may demand payment of the entire loan balance so the entire balance has been reclassified as a current liability in these financial statements.”
o	“Due to the Bank's ability to demand payment and the Company’s negative working capital it is possible the Company could be forced to discontinue operating.”
o
“Although the Company is currently in the process of raising additional capital from a variety of sources, the final amount cannot be determined until the capital call is completed at the end of March. However, the Company believes it will be able to increase capital soon enough to avoid being declared in default and forecasts sufficient future cash flows to insure compliance with all the debt covenants and working capital requirements to fund settlement of unrealized losses on corn forward purchase contracts.”

May 13, 2009

Bryan Cave LLP

Item 8.  Financial Statements

Note 12.  Commitments, Contingencies and Subsequent Event, page F-15

3.
We note your disclosures related to the forward purchase contracts you entered into with RC.  Please help us better understand the facts and circumstances surrounding these agreements and provide us a comprehensive explanation of the following:

•	Why you entered into the forward purchase contracts;

The Company entered into forward purchase contracts for corn as a business decision to lock in a price during an inflationary period for corn.  At the time the contract was entered into there was some doubt that the corn supply, both locally and nationally, would be sufficient to meet expected demand.

•	How you negotiated the forward prices, including the then current market prices and your expectations regarding future prices;

The forward contracts were entered into as part of a master Grain Supply Agreement between RC and the Company, whereby the Company purchases 100% of its corn demand from RC.  This Grain Supply Agreement was filed as Exhibit 10.2 to the Company’s Form 10-SB filed August 6, 2006.  These forward contracts were priced generally based on the Chicago Board of Trade pricing, on the date of execution, for corn contract with a delivery date that ranged between November 30, 2008 to May 31, 2009.  A complete list of contract delivery dates and prices settled as part of the Transaction has been filed by the Company as Exhibit A to the Conversion Agreement, filed as Exhibit 10.3 to the Current Report on Form 8-K filed April 6, 2009.  At the time the forward contracts were entered into the corn market was experiencing unprecedented price volatility and the Company’s expectation was that corn prices would move higher.

•	The factors that you believe resulted in the subsequent decline in corn prices, including the now current market prices;

The Company believes that a confluence of factors resulted in the decline in the price of corn occurring subsequent to execution of the forward contracts.  The Company states in its annual report under Item 1A that factors that influence the price of corn “include weather conditions, crop conditions and yields, farmer planting decisions, government policies and subsidies with respect to agriculture and international trade and global supply and demand.”  Specifically, the Company believes the factors that led to a decline in the price of corn through the Fall of 2008 include (1) the deepening and widening of the economic recession which has reduced demand for ethanol (thereby reducing the demand for corn as a feedstock of ethanol), (2) the closure of a number of ethanol plants across the U.S. in 2008 reduced the demand for corn, (3) flooding in Iowa in the Spring of 2008 had less of an affect on corn production than was anticipated at the time of the flooding and (4) excellent growing conditions in 2008 for the U.S. corn harvest that resulted in greater than anticipated supply.  The Company believes that current prices for corn have factored in (1) a prolonged recession through all of 2009, (2) the quantity of storage of corn remaining from prior harvests and (3) current market information regarding the expected 2009 corn harvest.

May 13, 2009

Bryan Cave LLP

•	How you determined the amount of the loss you recorded and the additional loss you disclosed;

The amount of loss on the forward contracts was determined at the lower of cost or market.  For the financial statements dated September 30, 2008 the Company recorded a loss that reflected the price as of September 30, 2008 compared to the contract price.  The market price of corn continued to decline through 2008 and consequently the Company recorded additional losses on the forward contracts as the differential between the contract price and the market price grew.

•	If and how much has been delivered under these agreements;

As of December 31, 2008 only 1,855,000 bushels of corn under the forward contracts (out of 3,755,000 bushels had been paid for and delivered.  The Company delayed taking delivery on these contracts in hopes of improved market conditions that did not occur.  As a result of the Transaction between RC, the lenders and the Company on March 31, 2009, RC and the Company settled the contractual obligations for a value of $15.5 million.

•	How you determined that these contracts qualify for the normal purchases and sales exception under SFAS 133;

The forward contracts did not contain settlement provisions.  It was the intent of the Company to settle the corn forward contracts through delivery of the product on a case-by-case basis over the course of the next 12 months to satisfy ethanol production needs.  As part of the negotiations with the Company’s lenders over the amendments to the Company’s term and revolving loans, the lenders required the Company to settle the outstanding contractual obligations as a condition to the loan amendments.

•	If you entered into or have outstanding any forward sales contracts, including the terms of those agreements; and

The Company enters into forward sales contracts for the physical delivery of a portion of its production.  The forward sales contracts for ethanol beyond the month of production are on an indexed basis.  The forward sales contracts for the sale of co-products are on a fixed price basis  and generally do not go beyond the current month by more than two months

•	The material terms of the subsequent Conversion Agreement with RC, including how you intend to account for that agreement in your financial statements.

The material terms of the Conversion Agreement with RC were included in a Current Report on Form 8-K, filed April 6, 2009 and attached to that 8-K as Exhibit 10.3.  The material terms include fixing the settlement value of forward purchase contracts of corn at $15.5 million, making payment to RC on the corn contract settlement in the amount of $1.5 million, accepting a write-off of $2.0 million worth of corn contracts in exchange for $2.0 worth of capital contribution by RC in the Company and settling the remaining debt by the Company’s issuance of a $12 million secured promissory note to RC.  In addition, the Conversion Agreement also established certain financial conditions of the Company upon which the $1 million 9% Subordinated Secured Promissory Note issued by the Company to RC on June 5, 2008 (the “$1 million Note”) may mature on June 5, 2011 instead of June 5, 2010.  In return for the potential delayed maturity of the $1 million Note, the Company may not make financial distributions to its members until such $1 million Note is repaid.

May 13, 2009

Bryan Cave LLP

The Company intends to account for the Conversion Agreement and settling the loss on the forward purchase contracts by alleviating the accrued loss on the contracts by credit entries into debt of $12.0 million, into equity of $2.0 million and into cash of $1.5 million.

Note 18.  Contingencies, page F-18

4.
Please help us better understand the nature of the facts that RC could be in possession of that would not be known to you.  Also, please help us better understand why RC would make this disclosure but would not disclose these facts to you or your creditors.

One element of the Transaction that closed on March 31, 2009 was the negotiated settlement of the corn forward contracts between the Company and RC.  During the course of negotiations RC made the comment disclosed in footnote #18 in the audited financial statements of the Company’s annual report.  Prior to filing the annual report, the Company’s management requested both orally and in written correspondence that RC disclose the basis for such statements in order to ensure the accuracy of disclosure and financial reporting in the Company’s public reports.  RC declined to elaborate at that time.  It was management’s belief that RC made such comments as part of its negotiation strategy relating to the forward contracts, such that should the negotiations fail, RC would be in a strong position should the Company file for bankruptcy.  Because the comments were made and management did not have a basis to know if such comment was true or not, footnote #18 was included.  Subsequent to closing the Transaction RC has informed the Company that the comments were not based in fact and were only a negotiation tactic.

Item 9A.  Controls and Procedures, page 21

Disclosure Controls and Procedures, page 21

5.
Please revise future filings to disclose how you are remediating the material weakness you identified in your disclosure controls and procedures and internal controls over financial reporting.  In addition, please also disclose how you are addressing each significant deficiency you have identified.

The Staff’s comment is duly acknowledged by the Company.

May 13, 2009

Bryan Cave LLP

Financial Statements and Notes, page F-1

Exhibit 31

6.
In your future annual and quarterly filings, please omit, from the introduction sentence, the certifying individual’s titles since the officers should sign the certificate in their personal capacity.  See Item 601(b)(31)(i) of Regulation S-K for guidance.

The Staff’s comment is duly acknowledged by the Company.

*     *     *     *     *
The Company acknowledges the following:

It is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *
We appreciate the Staff’s continued review and look forward to hearing from you with respect to these comment responses.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at 816-374-3266, or by fax at 816-855-3266.

/s/	Paul M. William

cc:	Mr. Dennis M. Alt, Show Me Ethanol, LLC Mr. Richard Hanson, Show Me Ethanol, LLC